UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

SOLVENTUM CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware	File No. 001-41968	92-2008841
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1750 Yankee Doodle Road, Eagan, Minnesota		55121
(Address of Principal Executive Offices)		(Zip Code)

Wayde McMillan, Executive Vice President and Chief Financial Officer (651) 733-1110
(Name and telephone number, including area code, of the person to contact in connection with this report.)

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Specialized Disclosure Report (“Form SD”) for Solventum Corporation (“Solventum,” “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1 to December 31, 2025. References to Solventum’s website are provided for convenience only, and its contents are not incorporated by reference into this Form SD or the attached Conflict Minerals Report, nor are they deemed filed with the U.S. Securities and Exchange Commission (“SEC”).

“Conflict Minerals” are defined by the SEC as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”). During calendar year 2025, Solventum manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products.

A copy of Solventum’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and details the reasonable country of origin inquiry and due diligence measures undertaken during the reporting period by the Company on a consolidated basis. A copy of the Conflict Minerals Report is also publicly available at https://investors.solventum.com/.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 — Solventum 2026 Conflict Minerals Report for the period from January 1 to December 31, 2025, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Solventum Corporation
___________________________________________
(Registrant)

/s/Marcela Kirberger                    May 29, 2026
___________________________________________     _______________________
Chief Corporate & Legal Affairs Officer                (Date)